SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 OF the Securities Exchange
                                   Act of 1934

                            For the month of June 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                   Av.  Ayrton Senna da Silva, 1633 - 2nd Floor
                       54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X Form 40-F
                                            ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                    Tele Nordeste Celular Participacoes S.A.
                                 Public Company
                           CNPJ/MF 02.558.156/0001-18

                             Notice to Shareholders

                                Dividend Payment

We hereby inform the shareholders that according to the decision of the Annual Shareholders' Meeting held on April 22, 2004, on June 21, 2004 we will begin paying dividends referent to the common and preferred shares acquired up to April 22, 2004, for the fiscal year ended December 31, 2003, as well as a portion of the dividends payable special reserve for the common and preferred shares acquired up to April 5, 2002, for the fiscal year ended December 31, 2001, as approved by the Annual Shareholders' Meeting held on April 4, 2002.

1. Dividends for the fiscal year ended December 31, 2003 - Amounts to be paid per lot of 1,000 shares.

-------------------------------------------------------------------------------
Yield                       Restated Net Amount (In reais)
                  -------------------------------------------------------------
                       Immune/Exempt                         Taxed
                  -----------------------------  ------------------------------
                  Common          Preferred          Common         Preferred
-------------- -------------- ----------------- ---------------- --------------
Dividends        0.085377           0.085377       0.085255           0.085255
-------------------------------------------------------------------------------

2. Realization of portion of the Dividends Payable Reserves for the fiscal year ended December 31, 2001 - Amounts to be paid per lot of 1,000 shares.

--------------------------------------------------------------------------------
Yield                        Restated Net Amount (In reais)
                  -------------------------------------------------------------
                      Immune /Exempt                          Taxed
                  -----------------------------  ------------------------------
                    Common          Preferred          Common         Preferred
-------------- -------------- ----------------- ---------------- --------------
Dividends         0.030652           0.030652       0.030609           0.030609
--------------------------------------------------------------------------------


3. Forms of Payment

3.1. Credit into current account;
3.2. Direct payment through Stock Exchanges to shareholders participating in the fiduciary trust;
3.3. Payment through Banco ABN AMRO Real S.A. branches, to shareholders that are not included in the above items.

4. Instructions

To receive dividends, shareholders are not included in items 3.1 and 3.2 above must appear at a branch office with proof of a bank account for registration purposes [optional], Individual Taxpayer I.D. (CPF) card, I.D. and proof of residence. For legal entities, proof of a bank account for registration purposes (optional), Corporate Taxpayer I.D. (CNPJ) card, articles of incorporation or articles of association, bylaws, minutes of the shareholders' meeting that elected the present board of directors, and I.D. and Individual Taxpayer I.D.
(CPF) of its legal representatives. When the shareholder is represented by an attorney-in-fact, he/she must deliver the respective public instrument of power of attorney with specific powers to receive the dividends.

5. Where to go

4.1.  Any Banco ABN AMRO Real S.A. branch office;
4.2. Additional clarifications may be obtained at the following address: Banco ABN AMRO Real S.A. - Gerenciamento de Acoes Escriturais Av. Brigadeiro Luiz Antonio, 2020 - 6(degree) andar - Edificio Banco Sudameris - Bela Vista Sao Paulo - SP - CEP:01.310-916 - Phone: (55-11) 2192-2411 - Fax:
      (55-11) 2192-2398 E-mail: acionista@real.com.br


6. Important Notices

According to the Brazilian Corporate Law - Law 6404/76, Article 287, the right to dividends and interest on the Shareholders' Equity lapses in three (3) years from the date that they are placed at the shareholders' disposal.

According to Normative Instruction SR No. 012 of February 10, 1999, Income Tax is levied at the rate of 20% on the restated dividend amount.



                     Jaboatao dos Guararapes, June 17, 2004


                              Walmir Urbano Kesseli
                    Financial and Investor Relations Director

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: June 17, 2004

                                   By:  /s/ WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir Urbano Kesseli
                                   Title:  Chief Financial Officer